UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 25, 2019

GIGCAPITAL, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38320	82-3027430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2479 E. Bayshore Rd., Suite 200 Palo Alto, CA		94303
(Address of Principal Executive Offices)		(Zip Code)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GIG	The NYSE Stock Market LLC
Warrants to receive one share of Common Stock	GIG.WS	The NYSE Stock Market LLC
Right to receive one-tenth of one share of Common Stock	GIGr	The NYSE Stock Market LLC
Units, each consisting of one share of Common Stock, one right and three-fourths of one warrant	GIG.U

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

Investor Presentation

Attached as Exhibit 99.1 to this Report is the form of investor presentation to be used by GigCapital, Inc. (the “Company”) with regard to the proposed business combination (the “Business Combination”) with Kaleyra S.p.A. (“Kaleyra”) in presentations to certain of its stockholders and other persons interested in purchasing its securities.

Pre-Commencement Communications

This Current Report on Form 8-K is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company’s rights. The anticipated tender offer described in this Current Report on Form 8-K has not yet commenced, and while the Company intends to commence the tender offer as soon as reasonably practicable upon the filing of the definitive proxy statement, and complete the tender offer, there can be no assurance that the Company will commence or complete the tender offer on the terms described in this press release, or at all. If the Company commences the tender offer, the solicitation and offer to buy the rights will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its rightsholders and file with the SEC. The full details of the tender offer, including complete instructions on how to tender rights, will be included in the offer to purchase, letter of transmittal and related materials, which will become available to rightsholders upon commencement of the tender offer.

Forward-Looking Statements

This Current Report on Form 8-K may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 regarding the proposed transaction, the Business Combination, the proposed rights tender offer, the Company and Kaleyra. All statements, other than statements of historical facts, that address activities, events or developments that the Company and/or Kaleyra expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “believe” and “expect”. Such forward-looking statements include, but are not limited to, statements regarding the entry by the Company into a definitive purchase agreement with Greenhaven or its closing, closing of the Business Combination, potential capital alternatives or changes to the capital structure of the Company, including a tender offer of the rights, and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the Business Combination and future business plans of the Company and Kaleyra management teams. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on certain assumptions and analyses made by the management of the Company and/or Kaleyra in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on the Company and Kaleyra as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting the Company or Kaleyra will be those anticipated and actual results may differ materially from those expressed in this press release due to many factors such as, but not limited to, the ability to satisfy closing conditions for the Business Combination, including that the Company stockholders will approve the Business Combination, the ability of the combined company to meet the NYSE’s listing standards, and that the Company will have sufficient capital upon the approval of the Business Combination to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. These statements speak only as of the date they are made and none of the Company and/or Kaleyra undertakes any obligation to update any forward-looking statements contained in this press release to reflect events or circumstances which arise after the date of this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Investor Presentation dated September 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 25, 2019

By:	/s/ Dr. Avi S. Katz
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer, President and Executive Chairman of the GigCapital, Inc. Board

Exhibit 99.1 Tr u s t e d CP a a S INVESTOR PRESENTATION September 2019Exhibit 99.1 Tr u s t e d CP a a S INVESTOR PRESENTATION September 2019

Legal Disclaimer INVESTOR PRESENTATION This communication is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination between Kaleyra S.p.A. (“Kaleyra”) and GigCapital, Inc. (“GigCapital”) (and collectively “we”), and related transactions and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back- testing or any other information contained herein. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. Neither Kaleyra nor GigCapital assumes any obligation to update the information in this communication. This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination between Kaleyra and GigCapital or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement that complies with applicable rules and regulations promulgated under the Securities Act of 1933 and Securities Exchange Act of 1934. The anticipated tender offer for GigCapital rights described in this presentation has not yet commenced, and while the GigCapital intends to commence the tender offer as soon as reasonably practicable in conjunction with the separate filing of the definitive proxy statement for the business combination, and complete the tender offer, there can be no assurance that GigCapital will commence or complete the tender offer described herein, or at all. This presentation is not an offer to buy or the solicitation of an offer to sell any of GigCapital’s rights. FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of U.S. federal securities laws regarding the proposed transactions. Such forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the proposed transactions and the future held by the Kaleyra and GigCapital management teams. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipate, believe, continue, could, estimate, expect, intends, may, might,” plan, possible, potential, predict, project, should, would and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on certain assumptions of GigCapital and/or Kaleyra management in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on us as well as other factors we believe are appropriate in the circumstances. There can be no assurance that future developments affecting Kaleyra or GigCapital will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Certain industry and market data information in this presentation is based on the estimates of Kaleyra and GigCapital management. Kaleyra and GigCapital obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Kaleyra and GigCapital believes their estimates to be accurate as of the date of this presentation. However, this information may prove to be inaccurate because of the method by which Kaleyra or GigCapital obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. 2Legal Disclaimer INVESTOR PRESENTATION This communication is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination between Kaleyra S.p.A. (“Kaleyra”) and GigCapital, Inc. (“GigCapital”) (and collectively “we”), and related transactions and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back- testing or any other information contained herein. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. Neither Kaleyra nor GigCapital assumes any obligation to update the information in this communication. This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination between Kaleyra and GigCapital or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement that complies with applicable rules and regulations promulgated under the Securities Act of 1933 and Securities Exchange Act of 1934. The anticipated tender offer for GigCapital rights described in this presentation has not yet commenced, and while the GigCapital intends to commence the tender offer as soon as reasonably practicable in conjunction with the separate filing of the definitive proxy statement for the business combination, and complete the tender offer, there can be no assurance that GigCapital will commence or complete the tender offer described herein, or at all. This presentation is not an offer to buy or the solicitation of an offer to sell any of GigCapital’s rights. FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of U.S. federal securities laws regarding the proposed transactions. Such forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the proposed transactions and the future held by the Kaleyra and GigCapital management teams. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipate, believe, continue, could, estimate, expect, intends, may, might,” plan, possible, potential, predict, project, should, would and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on certain assumptions of GigCapital and/or Kaleyra management in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on us as well as other factors we believe are appropriate in the circumstances. There can be no assurance that future developments affecting Kaleyra or GigCapital will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Certain industry and market data information in this presentation is based on the estimates of Kaleyra and GigCapital management. Kaleyra and GigCapital obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Kaleyra and GigCapital believes their estimates to be accurate as of the date of this presentation. However, this information may prove to be inaccurate because of the method by which Kaleyra or GigCapital obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. 2

Legal Disclaimer (Cont’d) NON-GAAP FINANCIAL MEASURE AND RELATED INFORMATION This presentation includes reference to Adjusted EBITDA, a financial measure that is not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as of any date of calculation, the consolidated pro forma earnings of Kaleyra and its subsidiaries, before finance income and finance cost (including bank charges), tax, depreciation and amortization calculated from the unaudited consolidated financial statements of such party and its subsidiaries, plus (i) transaction expenses of Kaleyra and GigCapital, (ii) without duplication of clause (i), severance or change of control payments, (iii) any expenses related to company restructuring, (iv) the Adjusted EBITDA for pre-acquisition period of subsidiaries, (v) any compensation expenses relating to stock options, restricted stock units, restricted stock or similar equity interests as may be issued by the post-combination company or any of its subsidiaries to their employees and (vi) any provision for the write down of assets. The pro forma earnings of Kaleyra, which is an Italian company, and its subsidiaries, which include subsidiaries outside of the U.S., may not be prepared in conformance with Article 11 of Regulation S-X of the SEC. Adjusted EBITDA is being used to determine whether conditions have been achieved that would result in the issuance of the earnout. GigCapital management also believes that this non-GAAP measure of Kaleyra’s financial results will provide useful information to management and investors regarding certain financial and business trends relating to Kaleyra’s anticipated financial condition and results of operations. Investors should not rely on any single financial measure to evaluate Kaleyra’s anticipated business. Certain of the financial metrics in this presentation can be found in GigCapital’s preliminary proxy statement, and the reconciliation of Adjusted EBITDA can be found on page 26 of this presentation. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the proposed business combination and related transactions GigCapital has filed a preliminary proxy statement with the United States Securities and Exchange Commission (“SEC”) and will file and mail a definitive proxy statement and other relevant documents to its stockholders. Investors and security holders of GigCapital are advised to read the preliminary proxy statement, and, when available, amendments thereto, and the definitive proxy statement in connection with GigCapital’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination because the proxy statements will contain important information about the proposed business combination and related transactions and the parties to such arrangements. The definitive proxy statement will be mailed to stockholders of GigCapital as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders will also be able to obtain copies of the proxy statement, without charge, at the SEC’s website at www.sec.gov. If GigCapital commences the tender offer described in this presentation, the solicitation and offer to buy the rights will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the GigCapital intends to distribute to its rightsholders and file with the SEC. The full details of the tender offer, including complete instructions on how to tender rights, will be included in the offer to purchase, letter of transmittal and related materials, which will become available to rightsholders upon commencement of the tender offer. PARTICIPANTS IN THE SOLICITATION Kaleyra, GigCapital, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of GigCapital stockholders in connection with the proposed business combination and related transactions. Information concerning the interests of Kaleyra’s and GigCapital’s participants in the solicitation, which may, in some cases, be different than those of Kaleyra’s and GigCapital’s equity holders generally, is available in the proxy statement relating to the proposed business combination filed by GigCapital with the SEC. The past performance of the members of the Kaleyra management team, GigCapital management team, Kaleyra, GigCapital, or any of their affiliates is not a guarantee of success with respect to the proposed business combination and related transactions. You should not rely on the historical record of the performance of Kaleyra management, GigCapital management, or any of their affiliates’ performance as indicative of our future performance when evaluating the proposed business combination and related transactions TRADEMARKS AND INTELLECTUAL PROPERTY All trademarks, service marks, and trade names of Kaleyra or GigCapital or their respective subsidiaries or affiliates used herein are trademarks, service marks, or registered trademarks of Kaleyra or GigCapital, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners. 3Legal Disclaimer (Cont’d) NON-GAAP FINANCIAL MEASURE AND RELATED INFORMATION This presentation includes reference to Adjusted EBITDA, a financial measure that is not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as of any date of calculation, the consolidated pro forma earnings of Kaleyra and its subsidiaries, before finance income and finance cost (including bank charges), tax, depreciation and amortization calculated from the unaudited consolidated financial statements of such party and its subsidiaries, plus (i) transaction expenses of Kaleyra and GigCapital, (ii) without duplication of clause (i), severance or change of control payments, (iii) any expenses related to company restructuring, (iv) the Adjusted EBITDA for pre-acquisition period of subsidiaries, (v) any compensation expenses relating to stock options, restricted stock units, restricted stock or similar equity interests as may be issued by the post-combination company or any of its subsidiaries to their employees and (vi) any provision for the write down of assets. The pro forma earnings of Kaleyra, which is an Italian company, and its subsidiaries, which include subsidiaries outside of the U.S., may not be prepared in conformance with Article 11 of Regulation S-X of the SEC. Adjusted EBITDA is being used to determine whether conditions have been achieved that would result in the issuance of the earnout. GigCapital management also believes that this non-GAAP measure of Kaleyra’s financial results will provide useful information to management and investors regarding certain financial and business trends relating to Kaleyra’s anticipated financial condition and results of operations. Investors should not rely on any single financial measure to evaluate Kaleyra’s anticipated business. Certain of the financial metrics in this presentation can be found in GigCapital’s preliminary proxy statement, and the reconciliation of Adjusted EBITDA can be found on page 26 of this presentation. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the proposed business combination and related transactions GigCapital has filed a preliminary proxy statement with the United States Securities and Exchange Commission (“SEC”) and will file and mail a definitive proxy statement and other relevant documents to its stockholders. Investors and security holders of GigCapital are advised to read the preliminary proxy statement, and, when available, amendments thereto, and the definitive proxy statement in connection with GigCapital’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination because the proxy statements will contain important information about the proposed business combination and related transactions and the parties to such arrangements. The definitive proxy statement will be mailed to stockholders of GigCapital as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders will also be able to obtain copies of the proxy statement, without charge, at the SEC’s website at www.sec.gov. If GigCapital commences the tender offer described in this presentation, the solicitation and offer to buy the rights will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the GigCapital intends to distribute to its rightsholders and file with the SEC. The full details of the tender offer, including complete instructions on how to tender rights, will be included in the offer to purchase, letter of transmittal and related materials, which will become available to rightsholders upon commencement of the tender offer. PARTICIPANTS IN THE SOLICITATION Kaleyra, GigCapital, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of GigCapital stockholders in connection with the proposed business combination and related transactions. Information concerning the interests of Kaleyra’s and GigCapital’s participants in the solicitation, which may, in some cases, be different than those of Kaleyra’s and GigCapital’s equity holders generally, is available in the proxy statement relating to the proposed business combination filed by GigCapital with the SEC. The past performance of the members of the Kaleyra management team, GigCapital management team, Kaleyra, GigCapital, or any of their affiliates is not a guarantee of success with respect to the proposed business combination and related transactions. You should not rely on the historical record of the performance of Kaleyra management, GigCapital management, or any of their affiliates’ performance as indicative of our future performance when evaluating the proposed business combination and related transactions TRADEMARKS AND INTELLECTUAL PROPERTY All trademarks, service marks, and trade names of Kaleyra or GigCapital or their respective subsidiaries or affiliates used herein are trademarks, service marks, or registered trademarks of Kaleyra or GigCapital, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners. 3

Executive SummaryExecutive Summary

Executive Summary Management Highly experienced management team with deep background in growing businesses with the necessary financial discipline DARIO CALOGERO TERRY HSIAO JULIA PULZONE DR. AVI KATZ Founder, Chairman Head of Strategy Chief Financial Officer Founder, Chairman GigCapital Chief Executive Officer NASDAQ: CMCSA NYSE: TDOC BIT: FCA NYSE: ORCL 5Executive Summary Management Highly experienced management team with deep background in growing businesses with the necessary financial discipline DARIO CALOGERO TERRY HSIAO JULIA PULZONE DR. AVI KATZ Founder, Chairman Head of Strategy Chief Financial Officer Founder, Chairman GigCapital Chief Executive Officer NASDAQ: CMCSA NYSE: TDOC BIT: FCA NYSE: ORCL 5

Executive Summary Investment Highlights • Enterprise-grade cloud communication platform delivering secure voice and messaging APIs Technology Leadership Across Enterprise Communications • Flexible, fully redundant and feature-rich products offering industry-leading security and total integration (1) • CPaaS market is expected to reach $6.2 billion in 2022 from $2.2 billion in 2018 (30% CAGR) Large Market Opportunity Coupled with Strong Secular Tailwinds (2) • SMS market is expected to reach $90 billion in 2022 from $60 billion in 2018 (11% CAGR) • Disciplined management has produced above-market growth and profitability in an emerging market Attractive Financial Profile with - 2019E revenue of $126.7 million (29% growth YoY) and Adjusted EBITDA of $11.6 million (56% growth YoY) Continuously Improving Metrics • ~90% of Kaleyra’s 2019E growth expected to come from its existing customer base, predominantly through increased traffic volume • Long-lasting, sticky relationships due to products delivering critical functionality customers rely upon • Preferred partner for Enterprises and SMBs: Blue Chip Customer Partners • Management’s strong track record of identifying and integrating accretive assets positions Kaleyra well for future inorganic growth Strong track record of M&A • Kaleyra today is a combination of Ubiquity, Solutions Infini and Hook Mobile (1) Source – 451 Market Monitor (2018) 6 (2) Source – GSMA (2018)Executive Summary Investment Highlights • Enterprise-grade cloud communication platform delivering secure voice and messaging APIs Technology Leadership Across Enterprise Communications • Flexible, fully redundant and feature-rich products offering industry-leading security and total integration (1) • CPaaS market is expected to reach $6.2 billion in 2022 from $2.2 billion in 2018 (30% CAGR) Large Market Opportunity Coupled with Strong Secular Tailwinds (2) • SMS market is expected to reach $90 billion in 2022 from $60 billion in 2018 (11% CAGR) • Disciplined management has produced above-market growth and profitability in an emerging market Attractive Financial Profile with - 2019E revenue of $126.7 million (29% growth YoY) and Adjusted EBITDA of $11.6 million (56% growth YoY) Continuously Improving Metrics • ~90% of Kaleyra’s 2019E growth expected to come from its existing customer base, predominantly through increased traffic volume • Long-lasting, sticky relationships due to products delivering critical functionality customers rely upon • Preferred partner for Enterprises and SMBs: Blue Chip Customer Partners • Management’s strong track record of identifying and integrating accretive assets positions Kaleyra well for future inorganic growth Strong track record of M&A • Kaleyra today is a combination of Ubiquity, Solutions Infini and Hook Mobile (1) Source – 451 Market Monitor (2018) 6 (2) Source – GSMA (2018)

Company OverviewCompany Overview

Company Overview Secure Cloud Communication Platform for Enterprise (1) HIGHLIGHTS TOTAL REVENUE $250.0 $200.0 $209.9 $150.0 $161.2 $126.7 $100.0 Global 250+ 3,000+ 25 Billion 2 Billion $98.4 Employees Customers Messages Voice Calls Presence $77.5 $50.0 Globally Nin 2019Ei Nin 2019Ei Europe, Asia, 60+ $54.6 Middle East, Employees $0.0 (2) USA For New Products 2016PF 2017PF 2018PF 2019E 2020E 2021E PRODUCTS KEY END MARKETS FINTECH: Increased FinTech penetration due to growing customer base and PSD2 adoption allowing for larger magnitude transactions ENTERPRISE: Messaging Voice Numbers FinTech Established and growing messaging business with steadily increasing APIs for software & Processing and Increased high Consistent organic voice services adoption among infrastructure to managing value-add voice messaging volume existing enterprise customers process and telephone numbers capabilities, with and revenue growth manage financial & short code CONNECTIVITY: rapidly growing built on secure plug transactions services for high Global connectivity solutions to voice traffic to and play APIs that will be enabled messaging carriers and ISPs in 190+ countries existing customer by current banking volumes base driven by strong worldwide demand initiatives 8 (1) Revenue represented on a pro forma basis to include the impact of organic growth only (excludes the impact of acquisitions). (2) 2016PF revenue is unaudited and under Italian GAAP.Company Overview Secure Cloud Communication Platform for Enterprise (1) HIGHLIGHTS TOTAL REVENUE $250.0 $200.0 $209.9 $150.0 $161.2 $126.7 $100.0 Global 250+ 3,000+ 25 Billion 2 Billion $98.4 Employees Customers Messages Voice Calls Presence $77.5 $50.0 Globally Nin 2019Ei Nin 2019Ei Europe, Asia, 60+ $54.6 Middle East, Employees $0.0 (2) USA For New Products 2016PF 2017PF 2018PF 2019E 2020E 2021E PRODUCTS KEY END MARKETS FINTECH: Increased FinTech penetration due to growing customer base and PSD2 adoption allowing for larger magnitude transactions ENTERPRISE: Messaging Voice Numbers FinTech Established and growing messaging business with steadily increasing APIs for software & Processing and Increased high Consistent organic voice services adoption among infrastructure to managing value-add voice messaging volume existing enterprise customers process and telephone numbers capabilities, with and revenue growth manage financial & short code CONNECTIVITY: rapidly growing built on secure plug transactions services for high Global connectivity solutions to voice traffic to and play APIs that will be enabled messaging carriers and ISPs in 190+ countries existing customer by current banking volumes base driven by strong worldwide demand initiatives 8 (1) Revenue represented on a pro forma basis to include the impact of organic growth only (excludes the impact of acquisitions). (2) 2016PF revenue is unaudited and under Italian GAAP.

Company Overview Global & Diversified Customers Enterprise Solutions Connectivity FinTech E-commerce Travel Retail Education 9Company Overview Global & Diversified Customers Enterprise Solutions Connectivity FinTech E-commerce Travel Retail Education 9

Company Overview Trusted Cloud Communications Kaleyra provides an end-to-end platform to deliver identity authentication, notifications, secure messaging and connectivity to enterprises worldwide Reliable, fully redundant, secure, flexible and scalable cloud platform ensuring application communication Enterprise Tools for Reaching End Users With Messages Communication With or Voice via a Local Cloud Number Customers or Short Code Secure Cloud Platforms & Services Flexible Delivery Model End Markets Messaging Cloud Plug & Play APIs Voice Enterprise Solutions FinTech FinTech Enterprise Connectivity Global Connectivity Numbers 10Company Overview Trusted Cloud Communications Kaleyra provides an end-to-end platform to deliver identity authentication, notifications, secure messaging and connectivity to enterprises worldwide Reliable, fully redundant, secure, flexible and scalable cloud platform ensuring application communication Enterprise Tools for Reaching End Users With Messages Communication With or Voice via a Local Cloud Number Customers or Short Code Secure Cloud Platforms & Services Flexible Delivery Model End Markets Messaging Cloud Plug & Play APIs Voice Enterprise Solutions FinTech FinTech Enterprise Connectivity Global Connectivity Numbers 10

Company Overview Why We Win VOICE MESSAGING • Full suite of IVR and conferencing services • Reach larger target audiences • Real time analytics including click-through • Integrated with interactive AI and NLP • Visual Configurations of call routing • RCS and WhatsApp support • Integrated with interactive AI and Chatbot • Call broadcasting • Automated dialling and recording • Optimized routing for faster delivery • Simultaneous inbound and outbound calling • 5k messages per second, horizontally scalable • Call masking Security Compliance Fintech Numbers Integration • Deep relationships with key customers • Native numbers and number portability lookup • Highly secure technology platform • Certified A2P gateway • Hybrid cloud implementation • Global coverage • Real-time updates • Intelligent routing 11Company Overview Why We Win VOICE MESSAGING • Full suite of IVR and conferencing services • Reach larger target audiences • Real time analytics including click-through • Integrated with interactive AI and NLP • Visual Configurations of call routing • RCS and WhatsApp support • Integrated with interactive AI and Chatbot • Call broadcasting • Automated dialling and recording • Optimized routing for faster delivery • Simultaneous inbound and outbound calling • 5k messages per second, horizontally scalable • Call masking Security Compliance Fintech Numbers Integration • Deep relationships with key customers • Native numbers and number portability lookup • Highly secure technology platform • Certified A2P gateway • Hybrid cloud implementation • Global coverage • Real-time updates • Intelligent routing 11

Company Overview Strong Growth and High Operating Leverage Kaleyra demonstrates strong historical top line growth and profitability with a robust pipeline for future growth via new product roadmap, M&A, and industry tailwinds Adjusted EBITDA | $ in Millions Consolidated Revenue | $ in Millions $30.0 $250.0 $25.0 $200.0 $209.9 $25.1 $20.0 $150.0 $161.2 $15.0 $16.8 $126.7 $100.0 $10.0 $98.4 $11.6 $77.5 $50.0 $7.4 $5.0 $54.6 $4.2 $2.7 $0.0 $0.0 (1) (1) 2016PF 2017PF 2018PF 2019E 2020E 2021E 2016PF 2017PF 2018PF 2019E 2020E 2021E Growth % 42% 27% 29% 27% 30% Growth % 56% 76% 56% 45% 49% Gross Margin % 18% 20% 24% 26% 29% Margin % 5% 7% 9% 10% 12% Exceptional operating leverage model generating 2x of Adjusted EBITDA expansion for every 1x of sequential revenue growth 12 Note: Figures derived from US GAAP financials, except as otherwise indicated. (1) PF refers to Post-Combination Company Pro Forma adjusted for subsidiaries acquired, the consolidated financials of such party and its subsidiaries and related finance and transaction fees. Company Overview Strong Growth and High Operating Leverage Kaleyra demonstrates strong historical top line growth and profitability with a robust pipeline for future growth via new product roadmap, M&A, and industry tailwinds Adjusted EBITDA | $ in Millions Consolidated Revenue | $ in Millions $30.0 $250.0 $25.0 $200.0 $209.9 $25.1 $20.0 $150.0 $161.2 $15.0 $16.8 $126.7 $100.0 $10.0 $98.4 $11.6 $77.5 $50.0 $7.4 $5.0 $54.6 $4.2 $2.7 $0.0 $0.0 (1) (1) 2016PF 2017PF 2018PF 2019E 2020E 2021E 2016PF 2017PF 2018PF 2019E 2020E 2021E Growth % 42% 27% 29% 27% 30% Growth % 56% 76% 56% 45% 49% Gross Margin % 18% 20% 24% 26% 29% Margin % 5% 7% 9% 10% 12% Exceptional operating leverage model generating 2x of Adjusted EBITDA expansion for every 1x of sequential revenue growth 12 Note: Figures derived from US GAAP financials, except as otherwise indicated. (1) PF refers to Post-Combination Company Pro Forma adjusted for subsidiaries acquired, the consolidated financials of such party and its subsidiaries and related finance and transaction fees.

Industry OverviewIndustry Overview

Industry Overview Evolution of Communications Software Software and CPaaS are substantially disrupting communications within enterprises Dramatic shift from hardware driven marketplace to software / CPaaS Hardware-Driven Marketplace Rising OTT Messaging & VOIP CPaaS & Communications Software 2020 2000 2010 Full blown cloud platform providing complete Proprietary protocols Communication is unlinked communication capabilities, easily deployed from devices / hardware through converged infrastructure APIs Complex pricing scheme 14Industry Overview Evolution of Communications Software Software and CPaaS are substantially disrupting communications within enterprises Dramatic shift from hardware driven marketplace to software / CPaaS Hardware-Driven Marketplace Rising OTT Messaging & VOIP CPaaS & Communications Software 2020 2000 2010 Full blown cloud platform providing complete Proprietary protocols Communication is unlinked communication capabilities, easily deployed from devices / hardware through converged infrastructure APIs Complex pricing scheme 14

Industry Overview High Growth, Large Total Addressable Market The CPaaS and global voice and messaging market is a high growth opportunity utilizing three layers of cloud services including: Networking Connectivity, APIs and Applications Ecosystem Stakeholders (1) (2) Total CPaaS Market SMS Business Messaging Revenue $ in Billions $ in Billions $6.2 $90.0 Enterprises / Mobile Consumers Merchants Operators • Consumers increasingly • Major disruption across • Require partners who $60.0 using mobile devices to enterprise and are carrier-grade known conduct more of their consumer-facing entities equipped to help day-to-day (banking, communications brought combat fraud payments, about by the need to • Increasing importance $2.2 transportation, address evolving of Artificial Intelligence reservations) customer shift to mobile (AI) and Machine • Driving significant • Resulting in significant Learning (ML) utilization reliance on messaging investment in both (i) in order to combat via notifications, the technology that ongoing threats to 2018 2022 2018 2022 instructions / supports these critical network channels confirmations and interactions and (ii) the authentications necessary security and (1) Source – 451 Market Monitor (2018) compliance to ensure 15 (2) Source – GSMA (2018) user data protectionIndustry Overview High Growth, Large Total Addressable Market The CPaaS and global voice and messaging market is a high growth opportunity utilizing three layers of cloud services including: Networking Connectivity, APIs and Applications Ecosystem Stakeholders (1) (2) Total CPaaS Market SMS Business Messaging Revenue $ in Billions $ in Billions $6.2 $90.0 Enterprises / Mobile Consumers Merchants Operators • Consumers increasingly • Major disruption across • Require partners who $60.0 using mobile devices to enterprise and are carrier-grade known conduct more of their consumer-facing entities equipped to help day-to-day (banking, communications brought combat fraud payments, about by the need to • Increasing importance $2.2 transportation, address evolving of Artificial Intelligence reservations) customer shift to mobile (AI) and Machine • Driving significant • Resulting in significant Learning (ML) utilization reliance on messaging investment in both (i) in order to combat via notifications, the technology that ongoing threats to 2018 2022 2018 2022 instructions / supports these critical network channels confirmations and interactions and (ii) the authentications necessary security and (1) Source – 451 Market Monitor (2018) compliance to ensure 15 (2) Source – GSMA (2018) user data protection

Growth StrategyGrowth Strategy

Growth Strategy Organic Growth Drivers Highly predictable revenue evidenced by ~90% of Kaleyra’s 2019E Y-O-Y growth expected to come from its existing customer base Increased Volume of Traffic from Existing Installed Customer Base • ~60% of Kaleyra’s 2019 Y-O-Y growth expected to come from its current customers doing more transactions • Global customer base of 3,000+ Cross / Up-Selling Existing Customers • Adding new capabilities to clients’ existing offerings – voice on top of messaging • Enhance existing product functionality via key Independent Software Vendor (ISV) partnership integrations Geographic Expansion • Leverage existing market presence to expand into the United States, Southeast Asia and Northern Europe • Well positioned for further expansion into US markets New Customer and Product Enhancements • Executing sales and marketing efforts to acquire new customers • Launch of Hexa in 2020 provides an all-in-one cloud communication software solution 17Growth Strategy Organic Growth Drivers Highly predictable revenue evidenced by ~90% of Kaleyra’s 2019E Y-O-Y growth expected to come from its existing customer base Increased Volume of Traffic from Existing Installed Customer Base • ~60% of Kaleyra’s 2019 Y-O-Y growth expected to come from its current customers doing more transactions • Global customer base of 3,000+ Cross / Up-Selling Existing Customers • Adding new capabilities to clients’ existing offerings – voice on top of messaging • Enhance existing product functionality via key Independent Software Vendor (ISV) partnership integrations Geographic Expansion • Leverage existing market presence to expand into the United States, Southeast Asia and Northern Europe • Well positioned for further expansion into US markets New Customer and Product Enhancements • Executing sales and marketing efforts to acquire new customers • Launch of Hexa in 2020 provides an all-in-one cloud communication software solution 17

Growth Strategy Extensive Acquisition Experience + Developed Pipeline Kaleyra + GigCapital combine vast deal execution experience with a thoroughly developed pipeline of acquisition opportunities History of Successful Acquisitions Global M&A Experience & Network • Access to high growth enterprise customer base and cloud communication infrastructure • Global M&A Experience - 10 acquisitions to build • Rebranding of two market leading companies to GigPeak Kaleyra • Innovative mobile cloud messaging and virtual local • Extensive Network From Silicon Valley & beyond - numbers service to enhance product platform Chose Kaleyra out of 400+ opportunities reviewed • Significant presence in Europe, Asia and the Americas 18Growth Strategy Extensive Acquisition Experience + Developed Pipeline Kaleyra + GigCapital combine vast deal execution experience with a thoroughly developed pipeline of acquisition opportunities History of Successful Acquisitions Global M&A Experience & Network • Access to high growth enterprise customer base and cloud communication infrastructure • Global M&A Experience - 10 acquisitions to build • Rebranding of two market leading companies to GigPeak Kaleyra • Innovative mobile cloud messaging and virtual local • Extensive Network From Silicon Valley & beyond - numbers service to enhance product platform Chose Kaleyra out of 400+ opportunities reviewed • Significant presence in Europe, Asia and the Americas 18

Transaction Overview and BenchmarkingTransaction Overview and Benchmarking

11.1x 187.0 12% 1.2x (1)See “Transaction Overview” on page 21. (2)See “Benchmarking Analysis” on page 22. (3)Assumes no redemptions by GigCapital’s existing public shareholders. There is no minimum cash condition to close the transaction. Actual redemption levels and consideration mix to Kaleyra shareholders in connection with the business combination may differ at close. (4)Total GigCapital founder shares subject to business performance thresholds may vary depending on redemptions at close. Background •GigCapital (NYSE: GIG) has entered into a definitive agreement to combine with Kaleyra•Upon closing, combined company will apply to be listed on the NYSE under the symbol “KLR” •Transaction is expected to close in Q4 2019 Valuation & Consideration •Transaction valued at an implied enterprise value of $184.2(1)million based on a price of $10.45 per share•Attractive valuation of 1.1x 2020E revenue of $161.2 million and 11.0x 2020E Adjusted EBITDA of $16.8 million, representing discounts of 69% and 13%, respectively, to the average of comparable companies(2) •At close, existing Kaleyra shareholders will receive(3):-$15 million in cash -8.6 million common shares •Existing Kaleyra shareholders are expected to hold 40.1% of the outstanding equity of the combined company at close(3) Earn-out Additional equity consideration to existing Kaleyra shareholders and management in the event business performance exceeds certain thresholds (up to 4.3 million total additional shares in 2019 and 2020) GigCapital sponsors have a portion of their founder shares subject to the same business performance thresholds as existing Kaleyra shareholders (up to 252,000 total shares in 2019 and 2020)(4) Post Close Management & Board •Kaleyra’s management will continue to operate the business post-close•The Board of Directors of seven members will be chaired by Dr. Avi Katz and have members from Kaleyra and GIG, including Kaleyra CEO, Dario Calogero, divided into three classes, as nearly equal in numbers as possible Executive Summary Transaction Summary21 20

12.8 51.1 187.0 37.6 12% 11.1x 1.2x 187.0 $51.1 Transaction Overview and Benchmarking Transaction Overview Pro-Forma Capitalization & EV Build(1) Pro-Forma enterprise value of $184.2 million based on a price of $10.45 per share(2) Existing Kaleyra shareholders and employees to receive $15.0 million cash consideration and will be issued 8.6 million shares at close representing 40.1% pro-forma ownership in Kaleyra post-combination Source: S&P Capital IQ as of 9/23/2019 market close Note: Assumes no further redemptions than those that have already occurred as of June 5, 2019 (1)Assumes no redemptions by GigCapital’s existing public shareholders. Actual redemption levels and consideration mix to Kaleyra shareholders in connection with the business combination may differ at close. Excludes all earn-out shares subject to business performance thresholds, any future shares issued in Management Equity Incentive Plan and all unexercised out-of-the-money warrants. Includesissuances of 1/10thof a share for each right at the closing. The company intends to commence a tender offer for the public rights and also enter into an agreement to acquire shares into which certain of the public rights are expected to be converted, in an amount that is at least 5.483 million public rights (or 548.3k shares), and up to 10.0 million public rights (or 1.0 million shares). (2)Price per share is an estimated trust value per share at close as of 10/31/2019. (3)Includes $53.9 million in excess cash, $12.4 million in existing Kaleyra cash & short-term marketable securities, and $25.9 million in existing debt on the balance sheet as of 6/30/2019, out of which ~$6 million is due in 2019. (4)Uses of cash subject to change based on the level of public stockholder redemptions. (5)Projected amount held in trust at close including estimated accrued interest as of 10/31/2019. Pro-Forma Summary of Ownership Post Close(1)Estimated Trust Value Per Share at Close(2) $10.45 Pro-Forma Shares Outstanding (1) 21.5 Implied Equity Value 224.6 Projected Net Cash at Close(3) 40.4 Total Enterprise Value 184.221

9.6x 8.8x 6.8x 5.1x 4.8x 3.8x 2.8x 2.7x 2.7x 2.1x 1.5x 1.3x 1.3x 1.2x 1.1x 0.0x 2.0x 4.0x 6.0x 8.0x 10.0x 12.0x TWLO EVBG LPSN BAND UPLD EPAY EGAN AUDC VG CSGS OM:CLX IMO SNCR RBBN GIG 32.8% 27.3% 27.0% 20.0% 19.3% 16.4% 12.5% 11.8% 11.0% 10.8% 9.0% 8.1% 5.9% 2.1% 0.1% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% TWLO GIG EVBG LPSN BAND IMO OM:CLX EGAN UPLD VG EPAY AUDC SNCR CSGS RBBN 12% Higher Revenue Growth Mean: 15.4% Kaleyra: 27.3% Mean: 3.7x Kaleyra: 1.1x 69% Discount Source: S&P Capital IQ as of 9/20/2019 market close 2019E –2020E Revenue Growth EV / 2020E Revenue23 Transaction Overview and Benchmarking Benchmarking Analysis (2020E) 1.2x

AppendixAppendix

Appendix Earn-out Structure (Shares in M) (1)(3) (5) (1)(2) PF Ownership with Earn-out PF Ownership with no Earn-out Earn-out Shares and Performance Thresholds Ownership # of Shares % Ownership # of Shares % • If the business performance exceeds certain agreed upon thresholds, Kaleyra shareholders & management may be entitled to receive up to an Gig Public Gig Public 9.0 41.8% 9.0 34.5% additional 4.3 million earn-out shares based on achieving certain revenue Shareholders Shareholders (5) and adjusted EBITDA targets in 2019 and/or 2020 (4) (4) 3.9 18.1% 4.1 15.9% Gig Sponsors Gig Sponsors - 2.15 million shares if 2019 revenue and adjusted EBITDA exceeds Kaleyra Kaleyra 8.6 40.1% 12.9 49.6% 2018 performance by 30% and 45%, respectively Shareholders Shareholders - 2.15 million shares if 2020 revenue and adjusted EBITDA exceeds 21.5 100.0% 100.0% Total Total 26.0 2019 performance by 30% and 45%, respectively - For achievement above 80% of the revenue growth target, the earn- out shall be paid in an amount reduced by 0.5% for every 1.0% revenue is below the revenue growth target (i.e. if 27% of revenue target is achieved, Kaleyra shareholders and management would 34.5% 40.1% 41.8% receive 95% of the earn-out. No earn-out shares will be granted if 49.6% growth is below 24%) • GigCapital sponsors have a portion of their founder shares subject to earn- out and the same business performance thresholds as existing Kaleyra 15.9% shareholders 18.1% - Up to 252,000 total shares in 2019 and 2020 may be forfeited in the (5) event that the earn-out performance targets are not achieved Note: Assumes no further redemptions than those that have already occurred as of June 5, 2019 (1) Assumes less than 50% redemptions by GigCapital’s existing public shareholders. Actual redemption levels and consideration mix to Kaleyra shareholders in connection with the business combination may differ at close. Excludes any future shares issued in Management Equity Incentive th Plan and all unexercised out-of-the-money warrants. Includes issuances of 1/10 of a share for each right at the closing. The company intends to Gig Public Gig Sponsors Kaleyra commence a tender offer for the public rights and also enter into an agreement to acquire shares into which certain of the public rights are Shareholders Shareholders expected to be converted, in an amount that is at least 5.483 million public rights (or 548.3k shares), and up to 10.0 million public rights (or 1.0 million shares). (2) Excludes all earn-out shares subject to business performance thresholds. (3) Assumes business performance exceeds thresholds in earn-out structure resulting in additional equity consideration. 24 (4) Includes vested founder shares not subject to forfeiture and founder private placement units and associated rights. (5) Total number of earn-out shares payable to Kaleyra shareholders and GigCapital sponsors may vary depending on redemptions at closing. Appendix Earn-out Structure (Shares in M) (1)(3) (5) (1)(2) PF Ownership with Earn-out PF Ownership with no Earn-out Earn-out Shares and Performance Thresholds Ownership # of Shares % Ownership # of Shares % • If the business performance exceeds certain agreed upon thresholds, Kaleyra shareholders & management may be entitled to receive up to an Gig Public Gig Public 9.0 41.8% 9.0 34.5% additional 4.3 million earn-out shares based on achieving certain revenue Shareholders Shareholders (5) and adjusted EBITDA targets in 2019 and/or 2020 (4) (4) 3.9 18.1% 4.1 15.9% Gig Sponsors Gig Sponsors - 2.15 million shares if 2019 revenue and adjusted EBITDA exceeds Kaleyra Kaleyra 8.6 40.1% 12.9 49.6% 2018 performance by 30% and 45%, respectively Shareholders Shareholders - 2.15 million shares if 2020 revenue and adjusted EBITDA exceeds 21.5 100.0% 100.0% Total Total 26.0 2019 performance by 30% and 45%, respectively - For achievement above 80% of the revenue growth target, the earn- out shall be paid in an amount reduced by 0.5% for every 1.0% revenue is below the revenue growth target (i.e. if 27% of revenue target is achieved, Kaleyra shareholders and management would 34.5% 40.1% 41.8% receive 95% of the earn-out. No earn-out shares will be granted if 49.6% growth is below 24%) • GigCapital sponsors have a portion of their founder shares subject to earn- out and the same business performance thresholds as existing Kaleyra 15.9% shareholders 18.1% - Up to 252,000 total shares in 2019 and 2020 may be forfeited in the (5) event that the earn-out performance targets are not achieved Note: Assumes no further redemptions than those that have already occurred as of June 5, 2019 (1) Assumes less than 50% redemptions by GigCapital’s existing public shareholders. Actual redemption levels and consideration mix to Kaleyra shareholders in connection with the business combination may differ at close. Excludes any future shares issued in Management Equity Incentive th Plan and all unexercised out-of-the-money warrants. Includes issuances of 1/10 of a share for each right at the closing. The company intends to Gig Public Gig Sponsors Kaleyra commence a tender offer for the public rights and also enter into an agreement to acquire shares into which certain of the public rights are Shareholders Shareholders expected to be converted, in an amount that is at least 5.483 million public rights (or 548.3k shares), and up to 10.0 million public rights (or 1.0 million shares). (2) Excludes all earn-out shares subject to business performance thresholds. (3) Assumes business performance exceeds thresholds in earn-out structure resulting in additional equity consideration. 24 (4) Includes vested founder shares not subject to forfeiture and founder private placement units and associated rights. (5) Total number of earn-out shares payable to Kaleyra shareholders and GigCapital sponsors may vary depending on redemptions at closing.

Appendix Seller and Sponsor Consideration (Shares and $ in M) (1) REDEMPTIONS SELLER SPONSOR PRO FORMA OWNERSHIP (6) (2) Redemption Percentage Stock Cash Note Principal Shares Subject Total Shares Less than 50% Redemptions (4) (5) Consideration Consideration Amount To Forfeiture Less than 50.0% 8.6 $15.0 $0.0 0.2 3.9 40.1% 41.8% Equal to or greater than 50% but less than or equal to 9.0 11.3 3.8 0.6 3.5 62.5% 18.1% Greater than 62.5% but less 9.4 7.5 7.5 1.1 3.0 than or equal to 75.0% Greater than 75.0% but less 9.8 3.8 11.3 1.5 2.6 (3) than 87.5% Maximum Redemptions Equal to or greater than 10.2 0.0 15.0 2.0 2.1 87.5% 19.4% 13.9% 66.7% (1) Excludes all earn-out shares subject to business performance thresholds, any future shares issued in Management Equity Incentive Plan and all unexercised out-of- th the-money warrants. Includes issuances of 1/10 of a share for each right at the closing. The company intends to commence a tender offer for the public rights and also enter into an agreement to acquire shares into which certain of the public rights are expected to be converted, in an amount that is at least 5.483 million public rights (or 548.3k shares), and up to 10.0 million public rights (or 1.0 million shares). Gig Sponsors (2) Assumes less than 50% redemptions by GigCapital’s existing public shareholders. Actual redemption levels and consideration mix to Kaleyra shareholders in connection with the business combination may differ at close. Gig Public Shareholders (3) Assumes maximum redemptions wherein 6.0 million shares of common stock owned by Gig Public Shareholders are redeemed. (4) 50% of principal balance due and payable on the 15 month anniversary of the closing date, and remaining principal and interest due in full on the 24 month anniversary Kaleyra Shareholders of the Closing Date. Convertible into Company Common Stock at the option of the holder if not paid by applicable maturity date. (5) Earn-out shares subject to forfeiture based on business performance thresholds. See ‘Earn-out’ slide on pg. 24 for more detail. 25 (6) Founder’s maximum shares are 4.1 million including private placement units and associated rights. Appendix Seller and Sponsor Consideration (Shares and $ in M) (1) REDEMPTIONS SELLER SPONSOR PRO FORMA OWNERSHIP (6) (2) Redemption Percentage Stock Cash Note Principal Shares Subject Total Shares Less than 50% Redemptions (4) (5) Consideration Consideration Amount To Forfeiture Less than 50.0% 8.6 $15.0 $0.0 0.2 3.9 40.1% 41.8% Equal to or greater than 50% but less than or equal to 9.0 11.3 3.8 0.6 3.5 62.5% 18.1% Greater than 62.5% but less 9.4 7.5 7.5 1.1 3.0 than or equal to 75.0% Greater than 75.0% but less 9.8 3.8 11.3 1.5 2.6 (3) than 87.5% Maximum Redemptions Equal to or greater than 10.2 0.0 15.0 2.0 2.1 87.5% 19.4% 13.9% 66.7% (1) Excludes all earn-out shares subject to business performance thresholds, any future shares issued in Management Equity Incentive Plan and all unexercised out-of- th the-money warrants. Includes issuances of 1/10 of a share for each right at the closing. The company intends to commence a tender offer for the public rights and also enter into an agreement to acquire shares into which certain of the public rights are expected to be converted, in an amount that is at least 5.483 million public rights (or 548.3k shares), and up to 10.0 million public rights (or 1.0 million shares). Gig Sponsors (2) Assumes less than 50% redemptions by GigCapital’s existing public shareholders. Actual redemption levels and consideration mix to Kaleyra shareholders in connection with the business combination may differ at close. Gig Public Shareholders (3) Assumes maximum redemptions wherein 6.0 million shares of common stock owned by Gig Public Shareholders are redeemed. (4) 50% of principal balance due and payable on the 15 month anniversary of the closing date, and remaining principal and interest due in full on the 24 month anniversary Kaleyra Shareholders of the Closing Date. Convertible into Company Common Stock at the option of the holder if not paid by applicable maturity date. (5) Earn-out shares subject to forfeiture based on business performance thresholds. See ‘Earn-out’ slide on pg. 24 for more detail. 25 (6) Founder’s maximum shares are 4.1 million including private placement units and associated rights.

Appendix Adjusted EBITDA Reconciliation The following table shows the reconciliation of the unaudited Non-GAAP Adjusted EBITDA as reported in the investors presentation. The unaudited figures have been derived from financials prepared in accordance with US GAAP. ($ in millions) 2017PF 2018PF Net Income / (Loss) $0.5 ($7.1) Income tax expense $0.5 $1.4 (1) Other income and expenses $0.5 $0.2 Depreciation and amortization $0.3 $1.5 EBITDA $1.8 ($4.0) Loss on Equity Investments prior to acquisitions $0.0 ($0.1) Adj. EBITDA for Pre-Acquisition Period of Subsidiaries $0.6 $0.8 Non-Cash Compensation Expense $1.3 $1.2 Non-Cash Stock Option Expense $0.2 $7.8 Acquisition Transaction Costs $0.3 $1.7 Non-GAAP Adjusted EBITDA $4.2 $7.4 Note: Management uses non-GAAP financial measures such as EBITDA and Adjusted EBITDA to evaluate period-to-period comparisons. Management believes these measures provide useful information about the Company’s operating results and financial performance. These non-GAAP financial measures are not measures prepared in accordance with GAAP and might not be consistent with similar measures used by other companies. These non-GAAP financial measures shall not considered as an alternative to any other measures of performance prepared under generally accepted accounting principles. 26 1. Includes other income, financial expense, and foreign currency loss.Appendix Adjusted EBITDA Reconciliation The following table shows the reconciliation of the unaudited Non-GAAP Adjusted EBITDA as reported in the investors presentation. The unaudited figures have been derived from financials prepared in accordance with US GAAP. ($ in millions) 2017PF 2018PF Net Income / (Loss) $0.5 ($7.1) Income tax expense $0.5 $1.4 (1) Other income and expenses $0.5 $0.2 Depreciation and amortization $0.3 $1.5 EBITDA $1.8 ($4.0) Loss on Equity Investments prior to acquisitions $0.0 ($0.1) Adj. EBITDA for Pre-Acquisition Period of Subsidiaries $0.6 $0.8 Non-Cash Compensation Expense $1.3 $1.2 Non-Cash Stock Option Expense $0.2 $7.8 Acquisition Transaction Costs $0.3 $1.7 Non-GAAP Adjusted EBITDA $4.2 $7.4 Note: Management uses non-GAAP financial measures such as EBITDA and Adjusted EBITDA to evaluate period-to-period comparisons. Management believes these measures provide useful information about the Company’s operating results and financial performance. These non-GAAP financial measures are not measures prepared in accordance with GAAP and might not be consistent with similar measures used by other companies. These non-GAAP financial measures shall not considered as an alternative to any other measures of performance prepared under generally accepted accounting principles. 26 1. Includes other income, financial expense, and foreign currency loss.

Appendix Glossary A2P: Application-to-Person SMS messaging. The process of sending mobile messages from an application to a mobile user. A2P SMS messaging is also called enterprise of professional SMS. AI: Artificial Intelligence. The theory and development of computer systems able to perform tasks that normally require human intelligence, such as visual perception, speech recognition, decision-making, and translation between languages. API: Application Programming Interface. A set of functions and procedures (e.g. read, write, delete) allowing the creation of applications that access the features or data of an operating system, application, or other service. CPaaS: Communications Platform as a Service. A cloud-based platform that enables developers to add real-time communications features (voice, video, and messaging) in their own applications without needing to build backend infrastructure and interfaces. ISP: Internet Service Provider. An organization that provides services for accessing, using, or participating in the Internet. ISV: Independent Software Vendor. An organization specializing in making and selling software. IVR: Interactive Voice Response. Automated telephone system technology that interacts with the callers, gathers the required information and routes the calls to the appropriate recipient. ML: Machine Learning. Scientific study of algorithms and statistical models that computer systems use in order to perform a specific task effectively without using explicit instructions, relying on patterns and inference instead. It is seen as a subset of artificial intelligence. NLP: Natural Language Processing. A branch of artificial intelligence that deals with the interaction between computers and humans using the natural language. OTT: Over the Top (Media Service). A streaming media service offered directly to viewers over the internet. PSD2: Payment Services Directive. A European Commission proposal to create safer and more innovative European payments. Comes into full effect on 14 September, 2019. RCS: Rich Communication Services. A communication protocol between mobile telephone carriers and between phone and carrier that provides a rich text-message system, phonebook polling (for service discovery), and can transmit in-call multimedia. VoIP: Voice over Internet Protocol. A methodology and group of technologies for the delivery of voice communications and multimedia over Internet Protocol (IP) networks, such as the Internet. SMS: Short Message Service. A text messaging service component of most telephone, Internet, and mobile device systems. It uses standardized communication protocols to enable mobile devices to exchange short text messages. 27Appendix Glossary A2P: Application-to-Person SMS messaging. The process of sending mobile messages from an application to a mobile user. A2P SMS messaging is also called enterprise of professional SMS. AI: Artificial Intelligence. The theory and development of computer systems able to perform tasks that normally require human intelligence, such as visual perception, speech recognition, decision-making, and translation between languages. API: Application Programming Interface. A set of functions and procedures (e.g. read, write, delete) allowing the creation of applications that access the features or data of an operating system, application, or other service. CPaaS: Communications Platform as a Service. A cloud-based platform that enables developers to add real-time communications features (voice, video, and messaging) in their own applications without needing to build backend infrastructure and interfaces. ISP: Internet Service Provider. An organization that provides services for accessing, using, or participating in the Internet. ISV: Independent Software Vendor. An organization specializing in making and selling software. IVR: Interactive Voice Response. Automated telephone system technology that interacts with the callers, gathers the required information and routes the calls to the appropriate recipient. ML: Machine Learning. Scientific study of algorithms and statistical models that computer systems use in order to perform a specific task effectively without using explicit instructions, relying on patterns and inference instead. It is seen as a subset of artificial intelligence. NLP: Natural Language Processing. A branch of artificial intelligence that deals with the interaction between computers and humans using the natural language. OTT: Over the Top (Media Service). A streaming media service offered directly to viewers over the internet. PSD2: Payment Services Directive. A European Commission proposal to create safer and more innovative European payments. Comes into full effect on 14 September, 2019. RCS: Rich Communication Services. A communication protocol between mobile telephone carriers and between phone and carrier that provides a rich text-message system, phonebook polling (for service discovery), and can transmit in-call multimedia. VoIP: Voice over Internet Protocol. A methodology and group of technologies for the delivery of voice communications and multimedia over Internet Protocol (IP) networks, such as the Internet. SMS: Short Message Service. A text messaging service component of most telephone, Internet, and mobile device systems. It uses standardized communication protocols to enable mobile devices to exchange short text messages. 27

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